Alcantara Brands Corporation

October 26, 2009

Chris White
United States
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628

RE:          Alcantara Brands Corporation
       Item 4.01 Form 8-K/A
       Filed September 18, 2009
       File No. 333-149804

Dear Mr. White,

This correspondence is in response to your letter dated September 22, 2009 in reference to the Registrant’s Item 4.01 Form 8-K/A-2, filed on September 18, 2009.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 8-K/A-3.

1.
Please revise your disclosure to explicitly state whether Lawrence Scharfman Co. CPA PC resigned, declined to stand for re-election or was dismissed on May 11, 2009. We refer to the guidance at Item 304(a)(1)(i) of Regulation S-K.

Response:

Mr. Scharfman resigned as accountant for the Registrant on May 11, 2009. The disclosure in Form 8-K/A-2 filed on September 18, 2009 stating that Mr. Scharfman was dismissed is incorrect.

2.
Please amend your filing to state whether the Scharfman’s report on your financial statements for the period from March 7, 2008 to December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

Response:

The Registrant has amended its filing to include the following language:

Scharfman’s auditor reports on the financial statements for the years ended December 31, 2008 and December 31, 2007 included an explanatory paragraph as to the Registrant’s ability to continue as a going concern.

Other than the going concern uncertainty, Scharfman’s auditor reports on the financial statements of the Registrant for the periods ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

3.
We note that you refer the reportable events to the definition at Item 304(a)(1)(iv) of Regulation S-K. Please revise this reference to the Item 304(a)(1)(v) of Regulation S-K for the scope of the reportable events.

Response:

The Registrant has complied with your request and revised the reference to Regulation S-K for the scope of the reportable events, in the amended Form 8-K/A-3 to Item 304(a)(1)(v).

In connection with the response to your comments, the Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;
•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-425-5758 or our counsel at 619-704-1310.

Sincerely,

/S/ Carlos Alcantara
Carlos Alcantara,
Chief Executive Officer
Alcantara Brands Corporation

Cc:   Donald J. Stoecklein, Esq.
Stoecklein Law Group